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July 5, 2023

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ibolya Ignat

Mary Mast

Doris Stacey Gama

Joe McCann

Re:	Jyong Biotech Ltd. Response to the Staff’s Comments on Amendment No.1 to Draft Registration Statement on Form F-1 Submitted May 22, 2023 with CIK No. 0001954488

Dear Sir and Madam:

On behalf of our client, Jyong Biotech Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 9, 2023 on the Company’s Draft Registration Statement on Form F-1 previously submitted on May 22, 2023 (the “Revised Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to its draft registration statement on Form F-1 (the “Second Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Second Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Second Revised Draft Registration Statement.

The Company respectfully submits that the Staff’s instructions of updating financial statements are duly noted and it will update financial statements and corresponding financial information throughout the filing as soon as possible. We appreciate if the Staff could review our responses to Question 1 to 15.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 2

1.	We note your response to prior comment 4 indicating that your two leading drug candidates MCS-2 and PCP contain the same “drug substances.” Please revise to disclose this point. Recognizing that you are targeting two different indications and utilizing two different drug names, revise to explain whether and, if so how MCS-2 and PCP differ in terms of composition. For instance, and with reference to your disclosure on page 52, explain whether they contain the same or different active ingredients, dosage form, strength and/or route of administration. To the extent that differences exist, please explain whether FDA has indicated its agreement that the same Phase 1 safety data can be used for purposes of approving MCS-2 and PCP.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on pages 2, 75, 76 and 97 in accordance with the Staff’s instructions. In addition, the Company respectfully submits to the Staff that as it is undergoing Phase II clinical trials for PCP in Taiwan, it has not discussed with the US FDA as to whether the same Phase I safety data can be used for purposes of approving MCS-2 and PCP; however, the Company reasonably believes that the same Phase I safety data can be used for the purposes of approving MCS-2 and PCP, as the composition of drug substance, dosage form, strength and route of administration of these two drug candidates are essentially the same.

2.	We refer to prior comment 17 and note your revised disclosure in the Overview section indicating that MCS-2 and PCP are “patented pharmaceutical composition of carotenoids” and that they are “plant-based.” Please revise to identify the active pharmaceutical ingredient(s) contained in these candidates or advise. In this regard, we note that your response to comment 7 references active pharmaceutical ingredient(s) and your clinical trial disclosures on pages 103 and 110 discuss measurement of unidentified “active ingredients.”

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on pages 1, 2, 75, 96, 97, 104 and 112 in accordance with the Staff’s instructions. The Company respectfully clarifies that the clinical trial disclosure on pages 104 and 112 indicates that the study compared serum active ingredient levels of PL, PF, PE, TC and BC, the five major biomarkers for carotenoid chylomicrons, in subjects taking MCS-2 after a meal with those taking MCS-2 on an empty stomach.

3.	With reference to your response to prior comment 7, please revise your Summary presentation and pipeline table to highlight that your NDA application for your lead candidate MCS-2 is not complete. Clarify the reason(s) why you must submit additional data to FDA and your plan to submit this related data in 2024. Explain the work you must complete in order to prepare this submission. In this regard, please identify the active pharmaceutical ingredient (API) that was in short supply due to COVID-19 and clarify whether you need to conduct additional/new clinical trials using the API contained in MCS-2 or present data to FDA showing that the replacement API should be deemed a valid replacement for purposes of FDA approval. As applicable, discuss feedback received from FDA on the status of the application and the related data you must submit.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on pages 1 and 96 in accordance with the Staff’s instructions. The Company respectfully submits that it submitted a new drug application of MCS-2 using API-1 to the US FDA in December 2021 and received a filing confirmation letter from US FDA on February 22, 2022. However, after reviewing the Company’s application material, the US FDA has suggested the Company to identify an additional resource for its API-1, in case of a short supply of API-1. After a due research and study, the Company has identified API-2, an ingredient that has the same composition of API-1, the patent of which is owned by the Company. The Company has already submitted the comparative data of API-1 and API-2 for US FDA’s review. Once the US FDA requires the Company to conduct any specific additional study after finishing the review, the Company will submit the relevant study data to the US FDA in 2024.

4.	We note your response to our previous comment 6. Please revise the Summary to explain the meaning of the term “bespoke development strategies.” With reference to your revised disclosure on page 97, revise your Summary disclosure to explain the term “I-PSS” at first use.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on pages 3 and 100 in accordance with the Staff’s instructions.

If we encounter delays..., page 19

5.	We note your revised disclosure in response to prior comment 10. Please reconcile your revised disclosure on page 17 with your disclosure on page 18 indicating that you have experienced delays in the enrollment of patients in your clinical trials due to government orders and site policies on account of the COVID-19 pandemic and the monkeypox outbreak.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 18 in accordance with the Staff’s instructions.

Industry Overview

Benign Prostatic Hyperplasia, page 91

6.	We note your response to our previous comment 14. Please revise the table beginning on page 91 to reflect, if true, that FDA and/or comparable regulatory bodies have approved each of the five competitive products and that MCS-2 has not been similarly approved. Further, in the pros section for MCS-2 please remove statement that MCS-2 has a “good clinical safety profile” as safety determinations are solely within the authority of the FDA or applicable foreign regulator.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 92 in accordance with the Staff’s instructions.

Business

Overview, page 97

7.

We note your response to our previous comment 16 and reissue. You make several assertions regarding the safety and efficacy of your product candidates MCS-2 and PCP. Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulator. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidate is well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. For instance, and without limitation, we note the following statements about your drug candidates:

●	“It is a new drug developed for BH/LUTS treatment with safety and efficacy.” (pg. 78, 91,101)

●	“MCS-2 showed safety in both short-term and long-term” (pg. 97)

●	“which shew (sic) good safety profile of MCS-2.” (pg. 105)

●	“According to the results of phase III OLEs, MCS-2 softgels showed safety” (pg. 107)

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on pages 78, 91, 97, 98, 101, 106 and 108 in accordance with the Staff’s instructions.

Our Drug Candidates

Drug Candidate

MCS-2

Mechanism of Action, page 102

8.	We note your response to our previous comment 5 and the inclusion of the graph on page 103. Please revise the graphic and accompanying text to explain how the graph shows that MCS-2 has anti-inflammatory activity. In this regard, please revise to define LPS, BDS, and the symbols used above the bar graph.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 103 in accordance with the Staff’s instructions.

Phase I Clinical Studies

Pharmacokinetics, page 103

9.	For the table on page 103 indicating the concentration of active ingredients in the serum, please define AUC, C, t and the accompanying subscripts. Identify the active ingredients.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 104 in accordance with the Staff’s instructions.

Clinical Data, page 104

10.	We note your use of P-values and R-values on pages 104 and 106. Please explain what the disclosed P-values and R-values indicate about statistical significance and correlation.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 6 in accordance with the Staff’s instructions.

11.	We note your response to prior comment 19 and reissue. Please revise your disclosure to explain why your clinical trials were not conducted in sequential order and why the NDA submission was made four years after the last clinical trial was completed.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on pages 105 and 109 in accordance with the Staff’s instructions.

Clinical Drug-Drug Interaction, page 104

12.	We note your response to our previous comment 23 and reissue. Please expand to discuss bupropion and midazolam and the significance of your results in this study as well as the clinical drug interaction study of PCP on page 110. In this regard, please clarify what indication or indications are treated with bupropion and/or midazolam.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on pages 104 and 112 in accordance with the Staff’s instructions.

PCP

Anti-inflammatory Activity, page 110

13.	We note the inclusion of the graph on page 110 in response to our previous comment 30. Please amend to include a brief description of the symbols used within the graph.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 111 in accordance with the Staff’s instructions.

Patents, page 116

14.	Please revise to disclose the patent numbers for your two granted US composition of matter patents. Tell us whether MCS-2 are PCP are covered by the same or different composition of matter patents. Also indicate whether IC is covered by one of these two granted patents.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 118 in accordance with the Staff’s instructions.

Management

Directors and Executive Officers, page 151

15.	Please revise to disclose the duration of Mr. Ming Tsan Hsu tenure as deputy chairman of the board of directors at Joyear Construction Co., Ltd and supervisor of Duennien Construction Co., Ltd.

In response to the Staff’s comments, the Company has revised the disclosure in the Second Revised Draft Registration Statement on page 153 in accordance with the Staff’s instructions.

Consolidated Financial Statements, page F-1

16.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

In response to the Staff’s comments, the Company respectfully submits that the Staff’s instructions are duly noted and it will update financial statements and corresponding financial information throughout the filing as soon as possible.

Notes to Consolidated Financial Statements

17. Commitments and Contingencies

Litigation, page F-24

17.	You disclose that the Group is not aware of any current pending legal matters or claims except for those disclosed in this prospectus. Please revise to provide disclosure related to the TaiZhou litigation matter pursuant to ASC 450-20-50 since the case appears to be ongoing. Tell us also how you considered including a discussion of this matter in your subsequent events note on page F- 24.

In response to the Staff’s comments, the Company respectfully submits that it will include a discussion of this matter in subsequent events note once the financial statements are updated per the Staff’s instructions in Question 16.

If you have any questions regarding the Second Revised Draft Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge

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